Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
August 10, 2009

3.	News Release
August 10, 2009 - Vancouver, Canada and Deerfield, Illinois, USA

4.	Summary of Material Change
Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. (“Astellas”) announced today that Astellas will undertake a single confirmatory additional Phase 3 clinical trial of KYNAPID™ (vernakalant hydrochloride) Injection for rapid conversion of atrial fibrillation to sinus rhythm.  The trial, to be called ACT 5, is expected to begin enrolling patients by the end of 2009, with completion expected in the first half of 2011.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
August 11, 2009

Per:	“Curtis Sikorksy”
Curtis Sikorksy, Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

ADDITIONAL CLINICAL TRIAL TO BE CONDUCTED FOR KYNAPID UNDER FDA SPECIAL PROTOCOL AGREEMENT

Vancouver, Canada and Deerfield, Illinois, USA, August 10, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner Astellas Pharma US, Inc. (“Astellas”) announced today that Astellas will undertake a single confirmatory additional Phase 3 clinical trial of KYNAPID™ (vernakalant hydrochloride) Injection for rapid conversion of atrial fibrillation to sinus rhythm.  The trial, to be called ACT 5, is expected to begin enrolling patients by the end of 2009, with completion expected in the first half of 2011.

The decision to conduct another trial was reached following extended discussions with the FDA to define the best regulatory path forward for KYNAPID.  Under the Special Protocol Assessment (SPA) process, the FDA has agreed that the design and planned analysis of the study adequately address objectives in support of the KYNAPID New Drug Application (NDA). The prospectively-defined trial will enroll recent-onset atrial fibrillation patients without a history of heart failure.  Cardiome and Astellas believe that this study, coupled with the overall clinical development program, should in principle meet the FDA standards for approval.

“In addition to receiving a positive recommendation for approval from the FDA Cardiovascular and Renal Drugs Advisory Committee, KYNAPID has demonstrated consistent results across all of the four completed Phase 3 clinical trials,” said William E. Fitzsimmons, PharmD, Senior Vice President, Development at Astellas. “We are confident that the ACT 5 trial will confirm these prior results and further demonstrate the therapeutic value of this exciting drug candidate.”

“We support the decision to conduct the ACT 5 trial, and we will assist our partner Astellas in every way to expedite the launch and successful completion of this study,” said Doug Janzen, President and Chief Executive Officer of Cardiome.  “We estimate that Cardiome’s allocation of costs from this trial will be on the order of US$6 million, and while the additional time and expense of conducting another trial is unfortunate, we believe that Astellas will ultimately be successful in gaining approval for KYNAPID in this important indication.”

The ACT 5 Trial
The ACT 5 trial, “A Phase 3b Randomized, Double-Blind, Placebo Controlled, Parallel Group Study to Evaluate the Safety and Efficacy of Vernakalant Hydrochloride Injection in Patients with Recent Onset Symptomatic Atrial Fibrillation,” will enroll approximately 450 patients across approximately 100 centres focused in North America.  The study is designed to measure the safety and efficacy of KYNAPID Injection in patients with recent-onset atrial fibrillation (more than 3 hours but less than 7 days).  The study excludes patients with evidence or history of congestive heart failure (CHF).  Further, the study will evaluate the influence of CYP2D6 genotype status on the pharmacokinetics and pharmacodynamics of vernakalant (and its metabolites), and also allows for an exploratory analysis of safety and healthcare resource utilization between vernakalant and electrocardioversion (ECV).

Conference Call Notification
Cardiome will hold a teleconference and webcast on Tuesday, August 11, 2009 at 9:00am Eastern (6:00am Pacific).  To access the conference call, please dial 416-340-2217 or 866-696-5910 and reference conference 2345242.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 11, 2009.  Please dial 416-695-5800 or 800-408-3053 and enter code 3147267# to access the replay.

About KYNAPID
KYNAPID (vernakalant hydrochloride) Injection, or vernakalant (iv), is an investigational new drug for the rapid conversion of acute atrial fibrillation to sinus rhythm.  Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation.

In October 2003, Cardiome granted Astellas Pharma US, Inc. an exclusive license to develop and commercialize KYNAPID in North America, with Astellas responsible for 75% of development costs.  Astellas and Cardiome conducted four successful Phase 3 clinical trials which demonstrated the potential for KYNAPID as a conversion agent.  In December 2004 and September 2005, we announced positive top-line results for the first and second pivotal Phase 3 atrial fibrillation trials, or ACT 1 and ACT 3, respectively.  In addition, positive top-line results from ACT 2, evaluating KYNAPID for the treatment of atrial fibrillation following cardiac surgery, were announced in June 2007.  Astellas also conducted an open-label safety study, or ACT 4, in order to gather additional safety data.

The NDA for KYNAPID was submitted in December 2006.  In December 2007, the FDA Cardiovascular and Renal Drugs Advisory Committee recommended to the FDA that KYNAPID be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In August 2008, Astellas received an Approvable letter from the FDA.

About Cardiome
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

About Astellas
Astellas Pharma US, Inc., located in Deerfield, Illinois, is a U.S. affiliate of Tokyo-based Astellas Pharma Inc.  Astellas is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products.  The organization is committed to becoming a global category leader in focused areas by combining outstanding R&D and marketing capabilities.

In the US, Astellas markets products in the areas of Immunology, Urology, Anti-Infectives, Cardiovascular and Dermatology.  For more information about Astellas Pharma US, Inc., please visit our website at www.us.astellas.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
Cardiome Pharma Corp.
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Maribeth Landwehr
Astellas US LLC
(847) 317-8988

Cardiome Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

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